February 21, 1997


  VIA EDGAR TELECOPIER (202) 942-9527

  Securities and Exchange Commission
  450 Fifth Street, N.W.
  Washington, DC  20549

  Attention:   Mr. Russell F. Leone

  Re:  Chyron Corporation
       Form S-3 Registration Statement
       File No.: 333-18553
       Filed on December 23, 1996

  Dear Mr. Leone:

  Please be advised that the Company hereby withdraws the above-referenced Registration Statement. The Company determined to withdraw the offering because of the current market valuation of the common stock and the potential impact on shareholder value. In addition, the selling shareholders will not be pursuing the offering. I also confirm to you that no sales have been made pursuant to the above referenced Registration Statement.

  Thank you for your attention to this matter.

  Very truly yours,


  /s/ Michael Wellesley-Wesley
      Michael Wellesley-Wesley


  RSM:cd
  Enclosures
  cc:  Robert S. Matlin, Esq.
       Hildy Shandell, Esq.